Exhibit 4.9

FOURTH AMENDMENT TO CREDIT
AGREEMENT AND WAIVER

THIS FOURTH AMENDMENT TO CREDIT AGREEMENT AND WAIVER (the "Agreement") is entered into as of January 31, 2005 among PCA LLC, a Delaware limited liability company (the "Borrower"), the Parent and Domestic Subsidiaries of the Borrower party hereto (the "Guarantors"), the Lenders and BANK OF AMERICA, N.A., as Agent (in such capacity, the "Agent"). Capitalized terms used herein and not otherwise defined herein shall have the respective meanings given to such terms in the Credit Agreement.

RECITALS

WHEREAS, the Borrower, the Guarantors, the Agent and the Lenders are parties to that certain Credit Agreement dated as of June 27, 2002 (as amended and modified prior to the date hereof, the "Credit Agreement");

WHEREAS, the Borrower has failed to comply with Sections 7.10(a), (d) and (e) of the Credit Agreement with respect to the four fiscal quarter period ended October 31, 2004 (the "Acknowledged Defaults");

     WHEREAS, the Borrower is requesting that the Lenders (i) waive the Acknowledged Defaults and (ii) modify certain other provisions of the Credit Agreement; and

WHEREAS, the Lenders have agreed to (i) waive the Acknowledged Defaults and (ii) amend certain terms of the Credit Agreement, in each case, on the terms, and subject to the conditions, set forth below.

NOW, THEREFORE, in consideration of the premises and the mutual covenants contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

Section 1.    Reaffirmation of Existing Debt. The Credit Parties acknowledge and confirm as of the date hereof (a) that the Agent, on behalf of the Lenders, has a valid and enforceable first priority perfected security interest in the Collateral, subject only to Permitted Liens, (b) that the Credit Parties' obligation to repay the outstanding principal amount of the Loans and reimburse the Issuing Lender for any drawing on a Letter of Credit is unconditional and not subject to any offsets, defenses or counterclaims, (c) that the Agent and the Lenders have performed fully all of their respective obligations under the Credit Agreement and the other Credit Documents, and (d) by entering into this Agreement, the Lenders do not waive or release (except as specifically provided in Section 2 hereof) any term or condition of the Credit Agreement or any of the other Credit Documents or any of their rights or remedies under such Credit Documents or applicable law or any of the obligations of any Credit Party thereunder.

Section 2.    Waiver. The Required Lenders hereby waive the Acknowledged Defaults (and the related post-default increase in interest rates pursuant to Section 3.1 of the Credit Agreement). This waiver is a one-time waiver and shall not be construed to be a waiver of any other Default or Event of Default that may now or hereafter exist.

Section 3.    Amendment to the Credit Agreement.

(a)    Section 1.1.

(i)    The definitions of "Applicable Percentage", "Consolidated EBITDA", "Credit Party Obligations", "Permitted Acquisition", "Permitted Investments", "Pledge Agreement", "Security Agreement" and "Termination Date" set forth in Section 1.1 of the Credit Agreement are hereby amended to read as follows:

"Applicable Percentage" means for purposes of calculating the applicable interest rate for any day for any Base Rate Loan or any Eurodollar Loan, the applicable rate of the Letter of Credit Fee for any day or the applicable rate of the Commitment Fee, the appropriate applicable percentage in the following table corresponding to the Consolidated Total Leverage Ratio then in effect as of the most recent Rate Determination Date:

Pricing Level	Consolidated Total Leverage Ratio	Applicable Percentage for Eurodollar Loans	Applicable Percentage for Letter of Credit Fee	Applicable Percentage for Base Rate Loans	Applicable Percentage for Commitment Fee

I	< 4.0 to 1.0	3.00%	3.00%	2.00%	0.50%
II	> 4.0 to 1.0 but < 4.5 to 1.0	3.25%	3.25%	2.25%	0.50%
III	> 4.5 to 1.0 but < 5.0 to 1.0	3.50%	3.50%	2.50%	0.75%
IV	> 5.0 to 1.0 but < 5.5 to 1.0	3.75%	3.75%	2.75%	0.75%
V	> 5.5 to 1.0 but < 6.0 to 1.0	4.00%	4.00%	3.00%	0.75%
VI	> 6.0 to 1.0 but < 6.5 to 1.0	4.25%	4.25%	3.25%	0.75%
VII	> 6.5 to 1.0 but < 7.0 to 1.0	4.50%	4.50%	3.50%	0.75%
VIII	> 7.0 to 1.0	4.75%	4.75%	3.75%	0.75%

The Applicable Percentage shall be determined and adjusted quarterly on the date (each a "Rate Determination Date") three (3) Business Days after the date by which the annual and quarterly compliance certificates and related financial statements and information are required in accordance with the provisions of Sections 7.1(a) and (b) and Section 7.2(b), as appropriate; provided that in the event an annual or quarterly compliance certificate and related financial statements and information are not delivered timely to the Agent by the date required by Sections 7.1(a) and (b) and Section 7.2(b), as appropriate, the Applicable Percentages shall be based on Pricing Level VIII until such time as an appropriate compliance certificate and related financial statements and information are delivered, whereupon the Applicable Percentage shall be adjusted based on the information contained in such compliance certificate and related financial statements and information.

Each Applicable Percentage shall be effective from a Rate Determination Date until the next such Rate Determination Date. The Agent shall determine the appropriate Applicable Percentages in the pricing matrix promptly upon receipt of the quarterly or annual compliance certificate and related financial information and shall promptly notify the Borrower and the Lenders of any change thereof. Adjustments in the Applicable Percentages shall be effective as to existing Extensions of Credit as well as new Extensions of Credit made thereafter.

"Consolidated EBITDA" means for any period for the Parent and its Subsidiaries on a consolidated basis, the sum of (i) Consolidated Net Income for such period, plus (ii) without duplication, an amount which, in the determination of Consolidated Net Income for such period has been deducted for (A) Consolidated Interest Expense, (B) total federal, state, local or value-added taxes, domestic and foreign income taxes or other taxes, (C) depreciation and amortization, (D) Non-Recurring Expenses to the extent accrued during the period in question, (E) Consolidated Non-Cash Charges and (F) [intentionally omitted], plus (iii) the amount of cash reimbursement payments received from Wal*Mart Stores, Inc. during such period to offset photography studio closure costs during such period (to the extent not included in the calculation of Consolidated Net Income), minus (or plus) (iv) unrealized gains (or losses) recognized in such period pursuant to Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities”, (or any successor or substitute provision) during such period, plus (v) [intentionally omitted] plus (vi) to the extent not included in clause (ii) above, additional one-time charges in the amount of up to $1,200,000 relating to the execution of a loss portfolio transfer with respect to workers' compensation programs, in each case on a consolidated basis determined in accordance with GAAP. Except as expressly provided otherwise, the applicable period shall be for the four consecutive quarters ending as of the date of determination.

"Credit Party Obligations" means, without duplication, (i) all of the obligations of the Credit Parties to the Lenders (including the Issuing Lender and the Swingline Lender) and the Agent, whenever arising, under this Credit Agreement, the Notes, the Collateral Documents or any of the other Credit Documents (including, but not limited to, any interest accruing after the occurrence of a Bankruptcy Event with respect to any Credit Party, regardless of whether such interest is an allowed claim under the Bankruptcy Code), (ii) all liabilities and obligations, whenever arising, owing from any Credit Party to any Lender, or any Affiliate of a Lender, arising under any Hedging Agreement relating to the Loans and (iii) all obligations under any Treasury Management Agreement between any Credit Party and any Lender or Affiliate of a Lender.

"Permitted Acquisition" means any Acquisition approved by the Required Lenders.

"Permitted Investments" means Investments which are either (i) cash and Cash Equivalents; (ii) accounts receivable created, acquired or made in the ordinary course of business and payable or dischargeable in accordance with customary trade terms; (iii) Investments consisting of Capital Stock, obligations, securities or other property received in settlement of accounts receivable (created in the ordinary course of business) from bankrupt or insolvent obligors; (iv) Investments existing as of the Closing Date and set forth in Schedule 8.5; (v) Guaranty Obligations permitted by Section 8.1; (vi) [intentionally omitted]; (vii) other advances or loans to employees, directors, officers or agents in the ordinary course of business not to exceed $50,000 in the aggregate at any time outstanding; (viii) [intentionally omitted]; (ix) Investments in any Credit Party (other than the Parent); (x) loans, advances and investments in Foreign Subsidiaries existing on January 31, 2005 and additional loans, advances and investments in Foreign Subsidiaries in an amount not to exceed $5,000,000 in the aggregate at any time outstanding; (xi) Permitted Acquisitions, (xii) to the extent constituting Investments, transactions permitted by Sections 8.4 and 8.10 and (xiii) [intentionally omitted].

"Pledge Agreement" means the Pledge Agreement dated as of the date hereof entered into by the Credit Parties in favor of the Agent for the benefit of the Lenders (and Affiliates of Lenders as to certain obligations under Hedging Agreements related to the Loans and under Treasury Management Agreements), as amended, modified, restated or supplemented from time to time.

"Security Agreement" means the Security Agreement dated as of the date hereof entered into by the Credit Parties in favor of the Agent for the benefit of the Lenders (and Affiliates of Lenders as to certain obligations under Hedging Agreements related to the Loans and under Treasury Management Agreements), as amended, modified, restated or supplemented from time to time.

"Termination Date" means (i) with respect to the Revolving Commitments and the LOC Commitments, June 27, 2007 and (ii) with respect to the Swingline Commitment, the earlier of (a) June 27, 2007 and (b) a date determined by the Swingline Lender upon at least five Business Days written notice to the Borrower.

(ii)    A new definition of "Treasury Management Agreement" is hereby added to Section 1.1 of the Credit Agreement in the appropriate alphabetical order to read as follows:

"Treasury Management Agreement" means any agreement governing the provision of treasury or cash management services to any Credit Party, including deposit accounts, funds transfer, automated clearinghouse, zero balance accounts, returned check concentration, controlled disbursement, lockbox, account reconciliation and reporting and trade finance services.

(b)    Section 2.1. Clause (iii) of Section 2.1(a) of the Credit Agreement is hereby amended to read as follows:

(iii) during the periods from and including December 15 of 2005 and 2006, respectively, through and including January 15 of 2006 and 2007, respectively, and, as more specifically provided in Section 3.3(b)(i) hereof, with regard to the Lenders collectively, the aggregate principal amount of Revolving Loans and Swingline Loans outstanding shall not exceed $15,000,000 during such period.

(c)    Section 2.3. The reference to "FIVE MILLION DOLLARS ($5,000,000)" in Section 2.3(a) is hereby amended to read as "ONE MILLION DOLLARS ($1,000,000)".

(d)    Section 3.3.

(i)    Section 3.3(b)(i) of the Credit Agreement is hereby amended to read as follows:

(i)    Commitment Limitations. If at any time, (A) the sum of the aggregate principal amount of outstanding Revolving Loans plus LOC Obligations outstanding plus Swingline Loans outstanding shall exceed the Revolving Committed Amount, (B) the aggregate amount of LOC Obligations outstanding shall exceed the LOC Committed Amount or (C) the aggregate principal amount of outstanding Swingline Loans shall exceed the Swingline Committed Amount, the Borrower shall immediately make payment on the Loans and/or to a cash collateral account in respect of the LOC Obligations, in an amount sufficient to eliminate such excess. In addition, the Borrower agrees to prepay any Revolving Loans and Swingline Loans outstanding such that no more than $15,000,000 in Revolving Loans and Swingline Loans shall be outstanding during the periods from December 15 of 2005 and 2006, respectively, through and including January 15 of 2006 and 2007, respectively.

(ii)    Section 3.3(b)(iii) of the Credit Agreement is hereby amended to read as follows:

(iii)    Equity Transactions. Unless otherwise agreed by the Required Lenders, the Borrower will make prepayment on the Loans in an amount equal to one hundred percent (100%) of the Net Proceeds received from any Equity Transaction (it being agreed that any such payments required in connection with the issuance of Capital Stock under stock incentive, stock option or other similar plans shall be made quarterly within sixty days following the end of each quarter). Notwithstanding the foregoing terms of this Section 3.3(b)(iii), provided that no Default or Event of Default shall exist and be continuing, the Borrower shall not be required to prepay the Loans if the Net Proceeds from the applicable Equity Transaction are less than $250,000 and the Net Proceeds from all such excluded Equity Transactions do not exceed $1,250,000 in the aggregate.

(e)    Section 3.4. Section 3.4(b) of the Credit Agreement is hereby amended to read as follows:

(b)    Mandatory Reduction. On any date that the Loans are required to be prepaid pursuant to Sections 3.3(b)(ii), (iii) or (iv), the Revolving Committed Amount automatically shall be permanently reduced by the amount of such required prepayment and/or reduction.

(f)    Section 3.14. Clause "FIFTH" of Section 3.14(b)(i) of the Credit Agreement is hereby amended to read as follows:

FIFTH, to the payment of the outstanding principal amount of the Credit Party Obligations (including the payment or cash collateralization of the outstanding LOC Obligations) and to the payment of amounts due under Treasury Management Agreements between any Credit Party and any Lender, or any Affiliate of a Lender;

(g)    Section 4. All references to "Hedging Agreement" in Section 4 of the Credit Agreement are hereby amended to read as "Hedging Agreement or Treasury Management Agreement", and all references to "Hedging Agreements" in Section 4 of the Credit Agreement are hereby amended to read as "Hedging Agreements or Treasury Management Agreements".

(h)    Section 7.8. A new Section 7.8(c) is hereby added to the Credit Agreement to read as follows:

(c)    In addition to the foregoing subsections (a) and (b), permit the Agent to have agents or representatives to conduct appraisals of its equipment once in each fiscal year, and more frequently after the occurrence and during the continuance of an Event of Default. Such appraisals shall be at the expense of the Credit Parties.

(i)    Section 7.10. Section 7.10 of the Credit Agreement is hereby amended to read as follows:

7.10    Financial Covenants.

(a)    Consolidated Total Leverage Ratio. There shall be maintained, as of the end of each fiscal quarter set forth below, a Consolidated Total Leverage Ratio of no greater than:

	January 31	April 30	July 31	October 31
2005	7.65 to 1.00	7.65 to 1.00	6.75 to 1.00	6.35 to 1.00
2006	5.75 to 1.00	4.75 to 1.00	4.75 to 1.00	4.75 to 1.00
thereafter	4.50 to 1.00	4.50 to 1.00	4.50 to 1.00	4.50 to 1.00

(b)    Consolidated Senior Secured Leverage Ratio. There shall be maintained, as of the end of each fiscal quarter, a Consolidated Senior Secured Leverage Ratio of no greater than 1.25 to 1.00.

(c)    Consolidated Fixed Charge Coverage Ratio. There shall be maintained, as of the end of each fiscal quarter set forth below, a Consolidated Fixed Charge Coverage Ratio of at least:

	January 31	April 30	July 31	October 31
2005	1.00 to 1.00	1.00 to 1.00	1.15 to 1.00	1.25 to 1.00
thereafter	1.40 to 1.00	1.50 to 1.00	1.50 to 1.00	1.50 to 1.00

(d)    Consolidated Interest Coverage Ratio. There shall be maintained, as of the end of each fiscal quarter set forth below, a Consolidated Interest Coverage Ratio of at least:
	January 31	April 30	July 31	October 31
2005	1.25 to 1.00	1.25 to 1.00	1.45 to 1.00	1.60 to 1.00
thereafter	1.70 to 1.00	2.50 to 1.00	2.50 to 1.00	2.50 to 1.00

(e)    Consolidated EBITDA. Consolidated EBITDA as of the last day of each fiscal quarter set forth below for the twelve month period ending on such date shall be greater than or equal to:
	January 31	April 30	July 31	October 31
2005	$31,000,000	$31,000,000	$35,000,000	$38,500,000
2006	$41,000,000	$57,000,000	$59,000,000	$61,000,000
thereafter	$65,000,000	$65,000,000	$65,000,000	$65,000,000

(f)    Consolidated Net Worth. At all times Consolidated Net Worth shall be no less than negative Two Hundred Twenty Seven Million Twenty Seven Thousand Dollars ($227,027,000).

(g)    Capital Expenditures. The aggregate amount of Consolidated Capital Expenditures for the Consolidated Group will not exceed an amount equal to (i) $22,500,000 for fiscal year ending January 31, 2005, (ii) $15,000,000 for fiscal year ending January 31, 2006 and (iii) $25,000,000 for each fiscal year thereafter plus, in each case, 50% of Consolidated EBITDA in excess of $50,000,000 for the fiscal year most recently ended.

(h)    Fiscal Quarter Computations. For purposes of this Section 7.10, each reference to January 31, April 30, July 31 and October 31 shall refer to the fiscal quarter of the Parent ending on or about such dates. Calculations with respect to Asset Dispositions and Permitted Acquisitions shall be subject to Section 1.3.

(j)    Section 7.15. A new Section 7.15 is hereby added to the Credit Agreement to read as follows:

7.15    Deposit Accounts.

Upon the request of the Agent or the Required Lenders, cause all domestic bank accounts of the Credit Parties with balances in excess of $100,000 to be subject to account control agreements providing Agent with the right to direct the disposition of funds upon the occurrence of an Event of Default and otherwise in form and substance reasonably satisfactory to Agent.

(k)    Section 8.4. Section 8.4(c) of the Credit Agreement is hereby amended to read as follows:

(c)    Consummate any Asset Disposition other than (i) the sale of inventory in the ordinary course of business for reasonable consideration, (ii) the sale or disposition of machinery and equipment no longer used or useful in the conduct of such Person's business, (iii) sales or transfers of assets to any Credit Party (other than the Parent), (iv) sales or transfers of assets having a book value of less than (x) $250,000 with respect to any transaction, or series of related transactions, and (y) $1,250,000 in the aggregate for all such transactions, or series of related transactions and (v) any Asset Disposition that constitutes a Permitted Investment. Upon an Asset Disposition permitted by this Section 8.4(c), the Agent shall (to the extent applicable) deliver to the Credit Parties, upon the Credit Parties' request and at the Credit Parties' expense, such documentation as is reasonably necessary to evidence the release of the Agent's security interest, if any, in such assets, including, without limitation, amendments or terminations of UCC financing statements.

(l)    Section 8.9. Section 8.9(b) of the Credit Agreement is hereby amended to read as follows:

(b)    Make any voluntary or optional prepayment, redemption, defeasance or acquisition for value of (including without limitation, by way of depositing money or securities with the trustee with respect thereto before due for the purpose of paying when due), or refund, refinance or exchange of any Funded Debt, other than, so long as no Default or Event of Default is in existence or would be caused as a result thereof, (i) intercompany Indebtedness permitted hereunder and (ii) regularly scheduled payments of principal and interest on such Funded Debt.

(m)    Section 8.10. Section 8.10 of the Credit Agreement is hereby amended to read as follows:

8.10    Restricted Payments.

Make or permit Restricted Payments other than (i) dividends or distributions payable in Capital Stock of the applicable Person and dividends or distributions payable (directly or indirectly through Subsidiaries) to any Credit Party (other than the Parent), (ii) dividends or distributions made to a Credit Party in connection with transactions permitted by Section 8.4(a), Section 8.7(i), (iii) [intentionally omitted], (iv) the payment of any dividend or distribution or the making of any loan or advance to Parent to enable Parent to pay its reasonable general administrative costs and expenses including, without limitation, in respect of franchise taxes and other fees required to maintain its existence and administrative, legal and accounting services provided by third parties (other than Jupiter), in an aggregate amount not to exceed $250,000 per fiscal year and (v) payments by members of the Consolidated Group to the Parent pursuant to a tax sharing agreement under which each such member of the Consolidated Group and the Parent is allocated its proportionate share of the tax liability of the affiliated group of corporations that file consolidated federal income tax returns (or that file state or local income tax returns on a consolidated, combined, unitary or similar basis), provided that the amount of such payments to the Parent do not exceed the amount necessary to allow the Parent to make payments with respect to its allocated share of such tax liability.

(n)    Section 8.17. A new Section 8.17 is hereby added to the Credit Agreement to read as follows:

8.17    Management Fees.

Pay any management or similar fees to Jupiter.

(o)    Section 11.17. A new Section 11.17 is hereby added to the Credit Agreement to read as follows:

11.17    USA Patriot Act Notice.

Each Lender that is subject to the Act (as hereinafter defined) and the Agent (for itself and not on behalf of any Lender) hereby notifies the Borrower that pursuant to the requirements of the USA Patriot Act (Title III of Pub. L. 107-56 (signed into law October 26, 2001)) (the "Act"), it is required to obtain, verify and record information that identifies the Borrower, which information includes the name and address of the Borrower and other information that will allow such Lender or the Agent, as applicable, to identify the Borrower in accordance with the Act.

(p)    Schedules to the Credit Agreement. Schedule 5.1(j) and Schedule 6.9 to the Credit Agreement are hereby amended by replacing such Schedules with Schedule 5.1(j) and Schedule 6.9 attached hereto.

(q)    Other Amendments. The amendments to the Credit Agreement effected by Section 3(g) of the Third Amendment to Credit Agreement and Temporary Waiver dated as of December 14, 2004 among the Credit Parties, the Lenders and the Agent are hereby deemed to be superseded and replaced by the amendments to the Credit Agreement effected by this Agreement and shall no longer have any force or effect.

(r)    Amendments to the Security Agreement and the Pledge Agreement. A new Section 7.15 is hereby added to the Credit Agreement to read as follows:

(i)    The last sentence of Section 1(a) of the Security Agreement is hereby amended to read as follows:

For purposes of this Security Agreement, the term "Lender" shall include any Affiliate of any Lender which has entered into a Hedging Agreement relating to the Loans or a Treasury Management Agreement with any Credit Party.

(ii)    The definition "Secured Obligations" of appearing in Section 1(b) of the Security Agreement is hereby amended to read as follows:

"Secured Obligations": the collective reference to all of the Credit Party Obligations, now existing or hereafter arising pursuant to the Credit Documents, owing from the Borrower or any other Credit Party to any Lender or the Agent, howsoever evidenced, created, incurred or acquired, whether primary, secondary, direct, contingent, or joint and several, including, without limitation, all liabilities arising under Hedging Agreements relating to the Loans and Treasury Management Agreements between a Credit Party and a Lender and all obligations and liabilities incurred in connection with collecting and enforcing the foregoing.

(iii)    The last sentence of Section 1 of the Pledge Agreement is hereby amended to read as follows:

For purposes of this Pledge Agreement, the term "Lender" shall include any Affiliate of any Lender which has entered into a Hedging Agreement relating to the Loans or a Treasury Management Agreement with any Credit Party.

(iv)    Section 3 of the Pledge Agreement is hereby amended to read as follows:

The security interest created hereby in the Pledged Collateral of each Pledgor constitutes continuing collateral security for all of the Credit Party Obligations, now existing or hereafter arising pursuant to the Credit Documents, owing from the Borrower or any other Credit Party to any Lender or the Agent, howsoever evidenced, created, incurred or acquired, whether primary, secondary, direct, contingent, or joint and several, including, without limitation, all liabilities arising under Hedging Agreements relating to the Loans and Treasury Management Agreements between a Credit Party and a Lender and all obligations and liabilities incurred in connection with collecting and enforcing the foregoing (collectively, the "Pledgor Obligations").

Section 4.    Conditions Precedent. The effectiveness of this Agreement is subject to the satisfaction of each of the following conditions (each in form and substance reasonably satisfactory to the Agent):

(a)    The Agent shall have received counterparts of this Agreement duly executed by the Credit Parties, the Agent and the Lenders.

(b)    The Agent shall have received for the account of each Lender, an amendment fee of 0.50% of such Lender's Commitment.

(c)    The Agent shall have received (i) copies of resolutions of the boards of directors of each Credit Party approving and adopting this Agreement and authorizing execution and delivery thereof, certified by a secretary or assistant secretary of such Credit Party to be true and correct and in force and effect as of the date hereof and (ii) good standing certificates for the each of Credit Party issued as of a recent date by the secretary of state of the jurisdiction of its organization.

(d)    The Borrower shall have paid the reasonable fees and expenses of the Agent (including fees and expenses of counsel).

Section 5.        Miscellaneous

(a)    The term "Credit Agreement" as used in each of the Credit Documents shall hereafter mean the Credit Agreement as amended by this Agreement. Except as herein specifically agreed, the Credit Agreement, and the obligations of the Credit Parties thereunder and under the other Credit Documents, are hereby ratified and confirmed and shall remain in full force and effect according to their terms.

(b)    The Borrower and the Guarantors, as applicable, affirm the liens and security interests created and granted in the Credit Agreement and the Credit Documents and agree that this Agreement shall in no manner adversely affect or impair such liens and security interests.

(c)    The Borrower and the Guarantors hereby represent and warrant as follows:

(i)    Each Credit Party has taken all necessary action to authorize the execution, delivery and performance of this Agreement.

(ii)    This Agreement has been duly executed and delivered by the Credit Parties and constitutes each of the Credit Parties' legal, valid and binding obligations, enforceable in accordance with its terms, except as such enforceability may be subject to (A) bankruptcy, insolvency, reorganization, fraudulent conveyance or transfer, moratorium or similar laws affecting creditors' rights generally and (B) general principles of equity (regardless of whether such enforceability is considered in a proceeding at law or in equity).

(iii)    No consent, approval, authorization or order of, or filing, registration or qualification with, any court or governmental authority or third party is required in connection with the execution, delivery or performance by any Credit Party of this Agreement.

(d)    The Credit Parties represent and warrant to the Lenders that (i) after giving effect to this Agreement, (A) the representations and warranties of the Credit Parties set forth in Section 6 of the Credit Agreement are true and correct in all material respects as of the date hereof (except for those which relate to an earlier date) and (B) no event has occurred and is continuing which constitutes a Default or an Event of Default and (ii) no Credit Party has any counterclaims, offsets, credits or defenses to the Credit Documents and the performance of its obligations thereunder, or if any Credit Party has any such claims, counterclaims, offsets, credits or defenses to the Credit Documents or any transaction related to the Credit Documents, same are hereby waived, relinquished and released in consideration of the Lenders' execution and delivery of this Agreement.

(e)    The Guarantors (i) acknowledge and consent to all of the terms and conditions of this Agreement, (ii) affirm all of their obligations under the Credit Documents and (iii) agree that this Agreement and all documents executed in connection herewith do not operate to reduce or discharge the Guarantors' obligations under the Credit Agreement or the other Credit Documents.

(f)    This Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be an original, but all of which shall constitute one and the same instrument. Delivery of an executed counterpart of this Agreement by telecopy shall be effective as an original.

(g)    THIS AGREEMENT AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES HEREUNDER SHALL BE GOVERNED BY AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK.

Each of the parties hereto has caused a counterpart of this Agreement to be duly executed and delivered as of the date first above written.

BORROWER:	PCA LLC,
a Delaware limited liability company

By: /s/ Barry Feld
Name: Barry Feld
Title: Chairman and CEO

GUARANTORS:	PORTRAIT CORPORATE OF AMERICA, INC.,
a Delaware corporation

PCA PHOTO CORPORATION OF CANADA, INC.,
a North Carolina corporation

PHOTO CORPORATION OF AMERICA,
a North Carolina corporation

PCA NATIONAL LLC,
a Delaware limited liability company

AMERICAN STUDIOS, INC.,
a North Carolina corporation

PCA FINANCE CORP.,
a Delaware corporation

By: /s/ Barry Feld
Name: Barry Feld
Title: Chairman and CEO of each of the above-named Guarantors

PCA NATIONAL OF TEXAS, L.P.,
a Texas limited partnership

By PCA National LLC, a Delaware limited liability company, its sole general partner

By: /s/ Barry Feld
Name: Barry Feld
Title: Chairman and CEO

ADMINISTRATIVE AGENT:	BANK OF AMERICA, N.A.

By: /s/ Bruce M. McCormick
Name: Bruce M. McCormick
Title: Senior Vice President

LENDERS:	BANK OF AMERICA, N.A.

By: /s/ Bruce M. McCormick
Name: Bruce M. McCormick
Title: Senior Vice President

U.S. BANK NATIONAL ASSOCIATION

By: /s/ Paul J. Niedermayer
Name: Paul J. Niedermayer
Title: Vice President